FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 23, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

 CELLCOM ISRAEL LTD. ANNOUNCES CONTROLLING SHAREHOLDER ANNOUNCEMENT

NETANYA, Israel, September 23, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that its indirect controlling shareholder, Discount Investment Corporation Ltd., or DIC, announced that the debenture holders of certain debentures series of IDB Development Corporation Ltd., or IDB, a company controlled by the Company's controlling shareholder, resolved to call for the immediate repayment of the full outstanding balance of certain of IDB's debentures, to enforce the pledges provided in favor of IDB debenture holders, including the pledge on DIC's shares and filed motions to the court for the appointment of a receiver to that end. Additional motion was filed to the court by holders of another series of IDB debentures to take certain receivership actions against IDB. All motions are based on the Israeli Bankruptcy and Economic Rehabilitation Law, 2018.

For details regarding the pledge of DIC's share capital as collateral to IDB and its debenture holders see the Company's annual report on Form 20-F dated March 23, 2020, or 2019 Annual Report, under "Item 7 – Major Shareholders and Related Party Transactions Major Shareholders – A. Major Shareholders".

For details regarding the Ministry of Communications prior approval regarding the transfer of over 10% of the Company's means of control or the transfer of control over the Company, directly or indirectly (including by way of creating a pledge which if foreclosed, will result in the transfer of shares), see the Company's 2019 Annual Report under "Item 4 - Information on the Company – B. Business Overview – Government Regulations Cellular Segment".

The Company shall continue to report material developments, as and to the extent such developments occur.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.734 million cellular subscribers (as at June 30, 2020) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).

For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shai Amsalem Chief Financial Officer investors@cellcom.co.il Tel: +972-52-998-9735	Investor Relations Contact Elad Levy Investor Relations Manager investors@cellcom.co.il Tel: +972-52-998-4774

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	For September 23, 2020	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary